July 25, 2025

Quan Vu
Chief Financial Officer
Monopar Therapeutics Inc.
1000 Skokie Blvd., Suite 350
Wilmette, IL 60091

       Re: Monopar Therapeutics Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-39070
Dear Quan Vu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences